

October 2, 2014

Via E-mail
Mr. Steven E. English
Chief Financial Officer
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

>   **Re:**   **State Auto Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 6, 2014**
>   **File No. 000-19289**

Dear Mr. English:

We have reviewed your September 16, 2014 response to our August 18, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1.Summary of Significant Accounting Policies, page 86

1. We acknowledge your response to prior comment 1. Please address the following:
    - Provide us proposed disclosure to be included in future periodic reports that expands your policy for deferred acquisition costs to address ceding commissions. In your proposed disclosure, separately address ceding commissions that reduce deferred acquisition costs from those that you record as a deferred liability. Regarding the ceding commissions recorded as a deferred liability, also disclose what these "excess" commissions represent and your subsequent accounting and related income statement classification.
    - Provide us proposed disclosure to be included in future periodic reports showing, on the face of the balance sheet and income statement, the amount of ceding commissions from affiliates. Refer to Rule 4-08 (k) of Regulation S-X.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant